UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2017
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

 Canon's Court c/o Scandic American Shipping Ltd., Hamilton HM EX, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 5.1 to this Report on Form 6-K is the opinion of MJM Limited, dated March 1, 2017, relating to the legality and validity of the common shares offered by Nordic American Offshore Ltd. (the "Company").
This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-208351), as amended and filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: March 2, 2017	By:	/s/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman

Exhibit 5.1

By e-mail and courier
Nordic American Offshore Ltd.
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda
Dear Sirs,
Nordic American Offshore Ltd.
1.          Subject of Opinion
We have acted as Bermuda counsel to Nordic American Offshore Ltd., a company incorporated under the laws of the Islands of Bermuda, in connection with (i) the Company's public offering of 40,000,000 common shares of par value US$0.01 per share in the share capital of the Company (or 46,000,000 shares, assuming the full exercise of the Underwriters' option to purchase additional shares) (the "Shares"), (ii) the Underwriting Agreement dated 24 February 2017 (the "Underwriting Agreement") between the Company and Morgan Stanley & Co. LLC as representative of the several Underwriters named in Schedule I thereto (together, the "Underwriters"), and (iii) the preparation of a registration statement on Form F-3 (File No. 333-208351) (as may be amended and supplemented, the "Registration Statement"), including a prospectus of the Company, as supplemented by a preliminary prospectus supplement thereto and as supplemented by a prospectus supplement thereto, each with respect to the offering of the Shares included therein.
2.          Documents Examined
For the purposes of this opinion we have examined and relied upon the following (collectively, the "Documents"):
2.1	the Registration Statement and th e form of prospectus included therein (the "Prospectus");
2.2	a copy of the following documents for the Company, as certified by the Secretary thereof on 24 February 2017:
(a)          Certificate of Continuance;
(b)          Memorandum of Continuance;

(c)          Bye-laws;
(d)          Register of Directors and Officers; and
(e)          Tax Assurance Certificate;
2.3
copies, certified by an officer of the Company dated 1 March 2017, of unanimous written resolutions of the Board of Directors of the Company adopted on 1 February 2017 and written resolutions of the Pricing Committee of the Board of Directors of the Company adopted on 24 February 2017 (the "Resolutions");

2.4	a Certificate of Compliance issued by the Bermuda Registrar of Companies ("ROC") in respect of the Company dated 28 February 2017; and
2.5	such other documents as we have deemed necessary in order to render this opinion (together, the "Documents").
A reference to a document does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto. Except as stated in this section 2, we have not examined any contract, instrument or other document entered into by, or affecting, the Company or any corporate records of the Company and have not made any other enquiries concerning the Company.
3.          Opinion Limited to Bermuda Law
We have not investigated the laws of any country other than Bermuda and this opinion is given only with respect to compliance with or matters governed by Bermuda law. This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof and is governed by, and should be construed in accordance with, those laws. This opinion is also limited to the matters stated herein and no opinion is to be implied or may be inferred beyond the matters expressly stated herein. We give this opinion on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.
4.          Assumptions
In giving this opinion, we have assumed:
4.1
the authenticity, accuracy and completeness of all of the Documents (including, without limitation, public records) submitted to us as originals and the conformity to authentic original documents of all of the Documents submitted to us as certified, electronic or photostatic copies;

4.2	the genuineness of all signatures on the Documents submitted to us;
4.3
the truth, accuracy and completeness as at the date hereof of all representations as to factual matters, warranties and statements of fact or law, other than as to the laws of Bermuda, made in any of the Documents;

4.4	the authority, capacity and power of each of the persons signing the Documents submitted to us (other than directors or officers of the Company);
4.5
that the Resolutions certified as being true and accurate and provided to us in connection with the giving of this opinion were duly adopted by the duly elected or appointed directors of the Company or any duly constituted committee thereof; that any provisions contained in the Companies Act 1981 of Bermuda, as amended, (the "Companies Act") or the bye-laws of the Company relating to the declaration of directors' interests and the convening of, the quorum required for, and voting at the meetings of the directors and the adopting of written resolutions of the directors were duly observed; and that the Resolutions have not been amended or rescinded, either in whole or in part, and are in full force and effect; and
4.6	that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would have any implication in relation to the opinions expressed herein.
5.          Opinion
Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that under the laws of Bermuda, the Shares have been duly authorised and validly issued and are fully paid and non-assessable.
6.          Reservations
This opinion is subject to the following reservation:
Any reference in this opinion to shares being "non-assessable" means, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company.
7.          Disclosure
We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm, under the captions "Legal Opinions" in the prospectus attached thereto, without admitting that we are "experts", within the meaning of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder, with respect to any part of the Registration Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under section 7 of the Securities Act.
This opinion speaks as of its date and is strictly limited to the matters stated in it and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.
Yours faithfully,